                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 4

                    under the Securities Exchange Act of 1934

                      VMS NATIONAL PROPERTIES JOINT VENTURE
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
                       ----------------------------------
                                 (CUSIP Number)

                               MR. PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                            TELEPHONE: (303) 757-8081


                                 with a copy to:
                                GREGORY M. CHAIT
                               KATHERINE M. KOOPS
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                   191 PEACHTREE STREET, N.E., SIXTEENTH FLOOR
                            TELEPHONE: (404) 572-6600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                OCTOBER 18, 2001
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

CUSIP NO. NOT APPLICABLE                13D                   PAGE 2 OF 8 PAGES


-------- -----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON: AIMCO PROPERTIES, L.P.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY): 84-1275721
-------- -----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]

-------- -----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC, BK
-------- -----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-------- -----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------- -------- -------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            -------- -------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                            41.25 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
                                            29.98 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
                            -------- -------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            -------- -------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                            41.25 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
                                            29.98 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
-------- -----------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         41.25 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
         29.98 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
-------- -----------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [  ]

-------- -----------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.7% (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
         11.7% (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
-------- -----------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN

-------- -----------------------------------------------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE                13D                   PAGE 3 OF 8 PAGES


-------- -----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON: AIMCO-GP, INC.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

-------- -----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]

-------- -----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
-------- -----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-------- -----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------- -------- -------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            -------- -------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                            41.25 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
                                            29.98 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
                            -------- -------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            -------- -------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                            41.25 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
                                            29.98 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
-------- -----------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         41.25 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
         29.98 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
-------- -----------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [  ]

-------- -----------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.7% (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
         11.7% (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
-------- -----------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO

-------- -----------------------------------------------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE                13D                   PAGE 4 OF 8 PAGES


-------- -----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON: APARTMENT INVESTMENT AND MANAGEMENT COMPANY
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577
-------- -----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]

-------- -----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
-------- -----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-------- -----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         MARYLAND
--------------------------- -------- -------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            -------- -------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                            41.25 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
                                            29.98 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
                            -------- -------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            -------- -------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                            41.25 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
                                            29.98 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
-------- -----------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         41.25 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
         29.98 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
-------- -----------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [  ]

-------- -----------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.7% (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
         11.7% (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
-------- -----------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE                13D                   PAGE 5 OF 8 PAGES

Item 1. Security and Issuer

         The name of the issuer is VMS National Properties Joint Venture, an Illinois limited partnership (the "Partnership"), and the address of its principal executive offices is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. The sole general partners of the Partnership are VMS National Residential Portfolio I ("VMS I") and VMS National Residential Portfolio II ("VMS II"). The title of the class of equity securities to which this statement relates are the limited partnership interests of the Partnership.

         This Amendment No. 4 (this "Amendment") amends Items 1, 2, 4, 5 and 7 of the Statement on Schedule 13D filed jointly by AIMCO Properties, L.P., AIMCO-GP, Inc., and Apartment Investment and Management Company on August 6, 1999, as amended by Amendments 1 through 3.

Item 2.  Identity and Background

         (a) - (c), (f): This Amendment is being filed on behalf of each of the following persons (collectively "Reporting Persons"):

                  (1) AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), with principal office at 2000 South Colorado Blvd, Suite 2-1000, Denver, CO 80222. Its principal business concerns owning and operating multifamily residential properties.

                  (2) AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), with principal office at 2000 South Colorado Blvd, Suite 2-1000, Denver, CO 80222. Its principal business is to act as the sole general partner of AIMCO Properties and AIMCO.

                  (3) Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), with principal office at 2000 South Colorado Blvd. Suite 2-1000, Denver, CO 80222. Its principal business involves owning and managing multifamily residential properties.

         (d) - (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. NOT APPLICABLE                13D                   PAGE 6 OF 8 PAGES

         Item 4. Purpose of Transaction

         AIMCO Properties is currently making a tender offer to purchase the outstanding Units of VMS I for $1,082 per unit in cash and the outstanding Units of VMS II for $1,077 per unit in cash. The tender offer is currently scheduled to expire on November 14, 2001. The specific terms of the tender offer are set forth in the offer to purchase, filed as Exhibit 1 to the Schedule TO filed on October 18, 2001, by AIMCO Properties. AIMCO Properties believes that its offer provides an opportunity to increase its ownership interest in the property of VMS National Properties Joint Venture while providing the investors in VMS National Properties Joint Venture an opportunity to liquidate their current investment.

         Although AIMCO Properties has no present intention acquire additional units or sell units after completion or termination of the current offer, it may do so in the future. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to the current offer, and may be for cash, limited partnership interests in AIMCO Properties, L.P. or other consideration. AIMCO Properties may consider selling some or all of the units it acquires pursuant to the current offer to persons not yet determined, which may include its affiliates. AIMCO Properties may also buy the properties held by VMS National Properties Joint Venture, although AIMCO Properties has no present intention to do so. There can be no assurance, however, that AIMCO Properties will initiate or complete, or will cause VMS National Properties Joint Venture, VMS I or VMS II to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.

         Except as set forth herein, neither AIMCO Properties, AIMCO-GP nor AIMCO has any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving VMS, VMS I or VMS II; a purchase or sale or transfer of a material amount of VMS's assets; any changes in composition of VMS's senior management or personnel or their compensation; any changes in VMS, VMS I or VMS II's present capitalization, indebtedness or distribution policy; or any other material changes in their structure or business. AIMCO Properties or its affiliates may loan funds to VMS which may be secured by your VMS's property. If any such loans are made, upon default of such loans, AIMCO Properties or its affiliates could seek to foreclose on the loan and related mortgage or security interest. However, AIMCO Properties expects that, consistent with the fiduciary obligations of the general partner of VMS I and VMS II, the general partner will seek and review opportunities, including opportunities identified by AIMCO Properties, to engage in transactions which could benefit VMS, such as sales or refinancings of assets or a combination of VMS with one or more other entities, with the objective of seeking to maximize returns to limited partners. A merger or other consolidation transaction may require a vote of the limited partners of the Partnership in accordance with the partnership's Limited Partnership Agreement or applicable state laws.

CUSIP NO. NOT APPLICABLE                13D                   PAGE 7 OF 8 PAGES


Item 5. Interest in Securities of the Issuer

         (a) - (b) The information in lines 7 through 11 of each Reporting Person's cover page is incorporated herein by reference. The number of units directly owned by each Reporting Person is as follows:

Entity or Person                                        Number of Directly Owned Units      Percentage of Class Represented
------------------------------------------------------- ----------------------------------- ----------------------------------
AIMCO Properties, L.P.
     - VMS National Residential Portfolio I                           41.25                                6.7%
     - VMS National Residential Portfolio II                          29.98                               11.7%
------------------------------------------------------- ----------------------------------- ----------------------------------
AIMCO-GP, Inc.                                                         -0-                                 -0-
------------------------------------------------------- ----------------------------------- ----------------------------------
AIMCO                                                                  -0-                                 -0-
------------------------------------------------------- ----------------------------------- ----------------------------------


         (c)      Not applicable.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Units beneficially owned by the reporting persons.

         (e)      Not Applicable.


Item 7. Material to be Filed as Exhibits.

         Exhibit 7.1 Agreement of Joint Filing, dated October 18, 2001.

CUSIP NO. NOT APPLICABLE                13D                   PAGE 8 OF 8 PAGES

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2001

                                    AIMCO PROPERTIES, L.P.

                                    By:  AIMCO-GP, INC.
                                            (General Partner)


                                    By:    /s/ Patrick J. Foye
                                        ----------------------------------
                                                 Executive Vice President


                                    AIMCO-GP, INC.


                                    By:    /s/ Patrick J. Foye
                                        ----------------------------------
                                                 Executive Vice President


                                    APARTMENT INVESTMENT AND
                                    MANAGEMENT COMPANY


                                    By:    /s/ Patrick J. Foye
                                        ----------------------------------
                                                 Executive Vice President

                               INDEX TO EXHIBITS


       EXHIBIT
       NUMBER                     DESCRIPTION
       ------                     -----------
         7.1      Agreement of Joint Filing, dated October 18, 2001.